Filed Pursuant to Rule 433

Registration No. 333-150225

Operator

Good morning. I’ll be your conference operator today. At this time I would like to welcome everyone to the Wachovia first quarter 2008 earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ prepared remarks, there will be a question and answer period. (OPERATOR INSTRUCTIONS) As a reminder, ladies and gentlemen, this conference is being recorded today, Monday, April 14, 2008. I would now like to introduce Ms. Alice Lehman, Director of Wachovia Investor Relations. Ms. Lehman, you may begin your conference.

Alice Lehman—Wachovia Corporation—Director, IR

Thank you, operator, and thanks to everyone on the line for joining the call this morning. We hope you’ve received our earnings release by now as well as the slides we’ll be using in today’s presentation and supplemental quarterly earnings report. If you haven’t, all of those documents are available on our Investor Relations website at Wachovia.com/investor.

In this call we’ll review the slide presentation package. In addition to this teleconference, this call is available through a listen only live audio webcast. Replays of the teleconference will be available by about noon today and will continue through 5:00 p.m. Friday, July 11. The replay phone number is 706-645-9291 and the access code is 43662109. Our CEO, Ken Thompson will kick things off; he’ll be followed by CFO Tom Wurtz; and our Chief Risk Officer, Don Truslow. We’ll be happy to take your questions at the end. Of course, before we begin I have a few reminders.

First, any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia’s results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC including Wachovia’s current report on Form 8-K filed today. Second, some of the discussion about our Company’s performance today will include references to non-GAAP financial measures. Information that reconciles those measures to GAAP measures can be found in our filings with the SEC and in the news release and supplemental material located at Wachovia.com/investor. Finally, when you ask questions, please give your name and your firm’s name. Now let me turn things over to Ken.

Ken Thompson—Wachovia Corporation—CEO

Good morning and I want to thank all of you for joining us on short notice this morning. The actions that we are announcing today address directly our credit costs, the sustainability of our dividend payout and our ability to thrive should the economy deteriorate more than is currently forecast. In today’s presentation we will discuss how our plan deals with each of those issues and we will give you a better fix on what is a sustainable base of earnings from which we can grow and restore value for our shareholders.

The key stones of our plan include, first, raising $7 billion of capital through an offering of common and convertible preferred stock that has been launched this morning. Second, right-sizing our dividend to enhance the organic growth of our equity base. And third, enhancing the predictability of future credit costs through a significant addition to our loan loss reserves and through greater ongoing transparency on loan portfolio performance with a particular emphasis on our mortgage portfolio.

Let me touch briefly on each of these strategies before we get into greater detail. We sized our capital raise with the goal of replenishing the capital that could be consumed by higher credit costs over the next several years should the U.S. housing market continue to decline over the next 12 to 15 months. In evaluating the right amount, we aimed to provide as much certainty as possible, even if that worst case scenario should arise. We will issue an equal mix of common and convertible preferred equity. Our equity capital issuance of $7 billion is not simply to fill a hole in our balance sheet, but to increase sharply our capital ratios to provide the flexibility to deal with almost any conceivable circumstances that might develop in the future. We have received demand for these securities and will therefore be able to price the transaction before the opening of the market today.

Our decision to reduce our common dividend from $0.64 to $0.375 per quarter was not taken lightly. I understand how this affects income oriented and retail shareholders but we concluded that it was the right decision, given the outlook. We have in the past maintained that a payout ratio of 40 to 50% of cash operating earnings was appropriate. And our new dividend rate will be in that range, based on our current expectations for earnings through the end of 2009. This action retains $2.1 billion of capital per year, which, when combined with our public offering, enables Wachovia to achieve a tier one capital ratio in excess of 8.75% by the end of 2009. We believe the market will reward this solid balance sheet.

Over the past year, we have witnessed a consistent pattern of deterioration in credit statistics in our mortgage portfolio in stressed areas of the country and particularly in California and Florida. If the housing market continues its decline and if borrower behavior continues, our credit losses will be manageable but materially higher than we previously expected so we will provide a forecast of losses and we will establish reserves for a scenario in which we incur substantial chargeoffs in 2008 along with a reserve build in anticipation of chargeoffs peaking in 2009. The basis for our revised projections is a new model which permits us to model home prices at the MSA level in conjunction with a behavioral model that captures changes in borrower’s repayment behavior when their equity dissipates. It also takes into account macroeconomic factors such as interest rates, unemployment and GDP expectations.

We believe this approach is more conservative than that being used by many peers because it assumes a deeper and longer trough in home prices and it explicitly captures the borrower repayment behavior element I just described. We will build reserves in excess of 2.5% of our pick a pay portfolio and in excess of 1.5% on our entire loan portfolio. Should economic conditions be better than anticipated, as a result of monetary or fiscal policy, or of housing related legislation, then we will likely have considerably lower credit costs. But we believe our investors will be best served by our preparing for an adverse scenario. We’ve considered a broad array of alternatives and have concluded that these actions, taken together, protect the interest of our shareholders. They create a stock that will again be attractive to new investors. I know that these actions are not without cost and I wish they were not necessary, but they are. They will protect and unlock the value of what is arguably one of the most attractive franchises in our industry.

As you will see, as we discuss earnings for the first quarter, beneath a complicated and disappointing quarter is a core set of businesses which are performing quite well. Our goal is to enhance our stability and investor confidence so we have the flexibility to invest in the continued growth of those solid core businesses and take advantage of opportunities that arise in the marketplace as a result of market disruption and the associated credit cycle. In fact, with the exception of our first mortgage operation and elements of our fixed income business and our global markets operation, we are performing.

Our general bank, which has the fastest growing footprint in the industry is doing quite well. Deposit growth in retail, small business and the commercial segments is robust. Our card business is exceeding our expectations. Auto finance is experiencing wider margins to pay for expected increases in credit costs and our second mortgage portfolio, which is originated through our branches, is performing far better than most others. Our wealth segment had a record first quarter and is experiencing double-digit growth. Trust and investment sales have been robust and the lending and deposit taking business in our private banking segment continues to grow.

In Capital Management which also posted record first quarter earnings, the brokerage merger with A.G. Edwards has been smooth and client assets and daily trading revenue are holding up nicely. Asset Management is meeting expectations and we are benefiting from money market in-flows. In our corporate and investment bank, while we remain exposed to potential market disruptions, we have dramatically reduced our exposures as our positions in many asset classes have been reduced. Outside of fixed income, other capital markets units and all of our corporate banking activities are performing well. So this across the platform kind of performance gives us confidence in our ability to generate earnings in the future, in spite of depreciation of home prices and the advent of a credit cycle. With that overview I’ll turn it over to Tom Wurtz to review our first quarter results.

Tom Wurtz—Wachovia Corporation—CFO

Thanks, Ken and good morning to all of you on the line. I’ll be referring to the first quarter financial highlights document. Turning to page one, we had a loss of $350 million, or $0.20 on EPS basis in the quarter. On an operating loss of $270 million or $0.14. We had $0.06 of merger and restructuring charges, primarily associated with the integration of A.G. Edwards. As Ken mentioned, we really did have core strength in the general bank, capital management, wealth management and in many areas in the Corporate Investment Bank and it was simply overwhelmed by credit costs and continued market disruption losses. We had $2.8 billion in provision expense, that included about $1.1 billion in reserve build for the pick a pay portfolio. An increase of about $800 million for all other loan portfolios and about $175 million to our unallocated reserve.

As Ken mentioned, we have changed considerably the modeling of our pick a pay portfolio with far greater emphasis on forecasting future changes in housing markets and customer behaviors. Particularly in the stressed markets and Don will describe that in great detail going forward. But the results of that is we expect further robust provisioning in both 2008 and 2009. The $2 billion of market disruption related losses included about $729 million on unfunded leverage financed positions and I’ll come back and describe our methodology for marking those positions a little later on.

We took the proactive actions Ken described to build our capital position and just a finer point on that, the dividend cut was about 41% and that should preserve about $2.1 billion of capital per year. And as Ken mentioned, we plan to raise $7 billion which has an additional 15% over allotment option through a public offering and we expect the offer to be very substantially over subscribed and on the common stock side, we expect it to be dominated by current Wachovia investors and those folks are among the most recognized asset managers in the world.

Turning to page two, the financial highlights, again, the results include the $2.1 billion reserve build, that’s on top of about $785 million of chargeoffs and $2 billion of market disruption losses. Those were somewhat offset by $445 million in FAS 157, 159 fair value net gains. That’s primarily associated with the funds portfolio in our principle investing business and also we’re a participant in the Visa IPO which resulted in a gain of $225 million. Net interest income up 6% year-over-year, 3% linked quarter basis on strong earning asset growth and improved margin. You can see the margin on the right-hand side of the schedule is up 4 basis points on a linked quarter basis.

Low cost core deposits up 7%. Year-over-year, 3% on a linked quarter basis. Fees of course were down, based on those market disruption losses. Up 13% quarter-over-quarter, compared to a relatively dismal fourth quarter. That somewhat masks some very attractive trends in fee income in a number of our businesses which we’ll highlight as we go forward. Expenses up 18% year-over-year, simply reflecting the addition of A.G. Edwards, down 6% on a linked quarter basis. That would be primarily driven by lower incentives and again, I’ll remind everyone, in the first quarter we traditionally have higher expense associated with the grant of stock and options to retirement eligible employees. The new dividend level is consistent with an anticipated 40 to 50% payout of cash operating earnings over the intermediate horizon and with that we mean through the end of 2009 we think that’s reasonable expectation. We’ll provide additional details on our outlook on page 32.

In terms of the implications of the actions that we’re taking today, with the reduced dividend it provides a dividend yield that’s generally consistent with the years. It enables us to, between the capital raise and the reduction in the dividend, it should improve tier one capital by about 150 basis points as you look out over a one year horizon. So the combination of the immediate impact of the capital raise plus the implications of preserving capital through the dividend reduction you see a very substantive improvement to tier one capital. And in terms of the credit reserve build, what we would expect is that we’re going to have additional reserves of about — the combination of additional chargeoffs and reserves of 3.2 billion to $3.8 billion in 2008 and 2.4 to $2.8 billion in 2009 and this should produce on the pick a pay portfolio about a 2.5 to 2.8% reserve to loan ratio by the time we get to the end of 2009. And again, Don will provide more details but one of the key aspects of this methodology is less reliant on historical frequency and loss severity experience and much more forward-looking in trying to integrate consumer behavior with changes in home prices.

Page four simply reminds everyone of the strong, stable and deep liquidity base we have. Had we not done a capital raise, we would have had about a 7.5% tier one ratio at the end of the first quarter, with leverage ratio 6.2, total capital 12.1 and we continue to be very, very well-positioned from a liquidity standpoint and as probably most of you are aware, in general we’ve been a source of liquidity to financial services industry since the market disruption began last summer.

Turning to page five, provide a little bit of detail on the market disruption losses and write-downs by product category and as you look down the page, you can see we took substantial hits across most product ADS, CDO and subprime related, 339, commercial mortgage, 521, consumer mortgage, 250, leverage finance, 309, other security types, 144. As you’ll recall from early on in my presentation I noted that we had in terms of the leveraged finance positions that we had $729 million of marks in the quarter. On this schedule you see 309. The difference between those is that’s the line where we include all our hedges and so you can see the benefit of the hedges so it substantially understates the impact and again I’ll provide some more detail on our marketing methodology. So in aggregate in the Corporate Investment Bank we had about $1.56 billion of marks that we associate with the continued disruption in the market and the substantial widening of spreads that we had during the quarter.

Also, you see impairment losses in the parent and that would relate to the difference between the value of securities we hold today versus the purchase price when we put them on the books and basically what we need to do is take a look at securities that are — have a market value that’s lower than the purchase price and if that goes on for several quarters, we need to determine is there compelling reason why we believe those securities would return to their original values. In the absence of that, you need to go ahead and take that other than temporary impairment and you can see that on this line. And I would say this is not unique to Wachovia, it’s going to be a industry issue as we’ve had widened spreads that reduce the value of a broad range of securities and in the absence of any compelling reason to believe they’re coming back, we need to take these hits and I believe others will as well. In aggregate you get to a little shy of $2 billion of market disruption losses.

Turning to page six, again, focusing on some of the positives in the quarter, we did have the 7% year over year core deposit growth and then mimicked by the low cost core deposit growth. Either it was driven in the first quarter by retail brokerage where we saw FDIC sweep deposits increase by $5.1 billion. We had strong commercial results on treasury and trade finance sales. Net new checking sales of 174,000, we continued to leverage the World Savings franchise extraordinarily effectively and it really is achieving our own expectations of anything we achieved historically in terms of getting synergies on the revenue side out of a new bench platform. We continue with our de novo branch expansion, to provide detail upon a little while and we launched our Way to Save product that is really gaining widespread acceptance from our customers and you can see that about 33% of the accounts are generating new checking accounts. We’re very pleased with that.

In terms of loan growth it was a robust quarter for loan growth. 4% linked quarter. Up 12% year-over-year and pretty much strength across the board. Traditional mortgage up 10% year-over-year, disciplined originations of marketable mortgages. Pick a pay mortgage are up 2%, as slower prepays offset lower volumes. C&I was up 28% year-over-year in strength in large corporate and middle market and commercial real estate up 20% year-over-year on organic growth and loans transferred from held for sale in the fourth quarter and the first quarter. And as we sit here today, as we look out over the remainder of the year, we’re really focused on providing access to capital to our customers but we’re also very focused on achieving spreads which add to the bottom line and so what we would expect is that the combination of the environment and our disciplined approach will probably produce modest growth expectations over the remainder of 2008 in terms of loan growth.

As we turn to page eight, general bank key metrics, a couple things to point out. Obviously there’s a lot of focus in the market about home equity originations and as you can see, if you look year-over-year, we’re down 29% on home equities that would be in a first lien position in terms of new originations and we pretty much cut in half our second lien home equity production so I think that’s consistent with what people might expect in terms of this challenging environment. Lot of other statistics reflect strength in the core franchise. You can see card purchase volume up 18% year-over-year. We continue to enjoy the benefit of strong new loss ratio and strong customer acquisition. We opened 23 branches in the quarter and consolidated 57 and customer satisfaction remains best-in-class.

On page nine we show the general bank in terms of a summary of their income statement and I think this is — would probably have been difficult to imagine hearing those initial numbers of a substantial loss for the quarter but there’s actually quite a good news story here. In terms of bottom line results, they’re impacted heavily by the credit costs but when you look at the nature of the fee income trend you see service charges up 11% year-over-year, interchange income 22% year-over-year, mortgage banking fees, 17%. Other fees up 38% resulting in total fee and other income up 17% year-over-year so very strong performance from the general bank.

In terms of expense growth, 34% of the expense increase was driven by higher credit related expenses and 18% by growth initiatives and so then the core expense growth as you can see was flat quarter-over-quarter. Provision driven primarily by higher losses in consumer real estate and auto and as Don will describe to you later, the auto losses are actually a tad better than we would anticipate and compare very favorably to peers and we are earning substantially wider spreads on the product.

Wealth management, as Ken mentioned, a record quarter as shown on page 10, $92 million, up 10% year-over-year. Even in spite of a fairly challenging environment, up on a linked quarter basis. Revenues up 4% year-over-year as fees were up 8% from growth in fiduciary and Asset Management fees and offsetting a lower rate of insurance commissions and it’s just basically I describe it as a soft market for insurance commissions. And finally, very good expense management, flat year-over-year, as they continue to be very sensitive to the expense side of the equation.

On page 11, the corporate and investment bank, you see the segment loss of $77 million which is consistent with the very substantive mark-to-market losses that were taken in the quarter of $1.6 billion. The results again include the impact of the leveraged finance positions. The principle investing gains on a net basis were $414 million, include in that with $486 million of FAS 157 gains as I described earlier and the difference between those two numbers would be — we do have certain public securities that we mark to market every month and as a result of those public marks, the net gain for principle investing was lower than the FAS 157 implementation.

Despite the bottom line results, there really was some very core strengths in the Corporate Investment Bank. We had strong performance in high grade global rate products and equities and that was offset by lower results in structured products and leveraged finance and we continue to enjoy very solid performance in treasury services and trade finance as well. Expenses down 18% year-over-year on lower revenue based incentive compensation and in terms of our expectations for expense management in the Corporate Investment Bank, within our GMIB business where we experienced the most direct impact of the market disruption and where we experienced most of our market related write-downs, we’ve already reduced headcount since the beginning of ‘07 by about 14%. We’ll be eliminating another 12% of our workforce within GMIB during the second quarter, so in aggregate we’ll have reduced our headcount by about 24% since the beginning of 2007 and at the end of the day, that means that about one in four jobs will have been eliminated, so I think we took the approach of we value these businesses very much, we’re very committed to them, we took the approach of seeing how sustained the challenges in the market were going to be. We took some effective action. Now it’s clear that these markets are going to remain subdued for a longer period of time and we’ll take incremental actions but we remain very committed to the platform and we’ll continue to make investments at the appropriate time but at this point it’s a time for paring back some.

The provision in the Corporate Investment Bank was related to the commercial real estate loan portfolio, primarily in the segment of the portfolio that’s residential related and I think Don has some comments on that as well. Finally, seeing loans up 38% year-over-year, both based on growth in commercial real estate, international trade finance, and also reflects transfers from the held for sale portfolio.

Page 12 provides a little bit of additional information on the commercial mortgage exposures in the CMBS world and also leveraged finance. First turning to commercial mortgage, we substantially reduced the exposure from about $12 billion to a net exposure of $3 billion as of the end of the first quarter. And that was a combination of the loss, which I described in terms of markdowns of $521 million, and also we sold $4.2 billion during the quarter and we also moved $3.5 billion of income producing commercial real estate loans into the loan portfolio in the first quarter. About two-thirds of that we talked about back at the first quarter earnings release but as we continued to take marks on assets during the quarter, it got to the point where on a relative value basis, at the holding price that we had marked them to, they represented exceptional risk return opportunities and so we moved some of those assets to the portfolio.

I would also note, in terms of in this world where there’s not as high degree of price transparency in some cases, I think we feel very good that in the CMBS portfolio our prices reflect market prices. We’ve been very aggressive sellers. As you can see $4.2 billion in the quarter across all strata of the capital stack of deals and so we’re able to mark our portfolio either because we sold a piece of that exact security or we sold a security that was very, very similar, either one notch above or one notch below in the capital stack. So I think our marks are quite accurate and we feel very good about the carrying value in relation to cash prices.

In leveraged finance, you can see that we had net exposure of $8.2 billion, including $6.5 billion of unfunded commitments. We moved about $1.3 billion exposure including $750 million outstanding into the portfolio in the first quarter and for the same reason that we took the action on the commercial real estate side. Again, as we marked these assets down, they were providing very attractive yields and we elected to move some of the portfolio, recognizing they couldn’t originate assets as attractive as these. And so what’s important to note though on the marks with the leveraged finance unfunded commitments is that we assumed 100% of the deals fund, we assume they fund at the size initially indicated and that the terms are the same as the indicative terms when the commitments were made. We also recognize that at the time that these deals actually do fund, that we, as well as other participants in these deals, would be burdened by cash loan and security positions, we would all be looking to sell them and the cash prices realized for those securities is less than would be indicated by looking to derivative markets for reference prices and so that’s the way we marked them. What that translates at the end of the day, for this portfolio of unfunded commitment, something in the low to mid-80s in terms of a price that we’ve assigned for these securities. Again, I think we’ve been pretty conservative from that standpoint.

Page 13 simply shows the remaining distribution exposure by asset class and the common theme as you look at this page is there’s been substantive reductions in each of the positions. So we continue to remain exposed to market dislocations and the impact that has on the carrying value of our securities but we’ve made very proactive moves during the quarter and have substantially reduced our exposure across significant asset classes.

Turning to page 14, provides some key metrics for the Capital Management group. I think one thing that’s worth noting here is there’s obviously been a whole lot of focus on our capacity to maintain a stable broker count as we went through the integration with A.G. Edwards. What I would tell you today is we’re extraordinarily pleased with the way the integration is going and as you can see, the series seven brokers at the end of the first quarter is consistent with the end of the fourth quarter and so we have added some high producing brokers. We’ve lost some lower producing brokers. But at the end of the day, a stable growth account. Also very importantly, we have had a significant increase, 23% increase, quarter-over-quarter in series six reps and we’re enjoying some of the best performance we’ve ever experienced in terms of the sales of our brokerage teams in our branches. A lot of these folks were deployed in the Western footprint and are producing very solid results.

In terms of some statistics on retail brokerage, you see recurring revenue up 160 basis points year-over-year. Managed account assets, up 35%. FDIC sweep deposits up 35% year-over-year and we enjoyed record annuity sales in the first quarter, up 52% year-over-year and 19% on a linked quarter basis. As you can see, assets under management down 18% year-over-year. And that didn’t have a particularly significant impact on fees, however. And gross fluctuating fund flows, down about 2% year-over-year, excluding $1 billion of evergreen closed end fund offering that we did in the first quarter of last year enjoy very substantive flows on money market products as you can see up 203% year-over-year.

And those positive metrics translate to a positive earnings story and what you see if you go to the bottom line of segment earnings for Capital Management, $381 million in the quarter, that’s up 4% on a linked quarter basis, 22% year-over-year, with a substantive portion of that increase being the impact of A.G. Edwards. And in terms of the revenue, you have net interest income up 6%. On strong FDIC sweep deposit volumes, partially offset by spread compression. Commissions up 54%, again, reflecting A.G. Edwards, fiduciary and asset management fees up 53%. But it’s probably worth noting there that absent acquisitions it would have been up 11% and AGE revenue retention is very much in line with original expectations and we fully expect that we will drive all the expense synergies we’re expecting from A.G. Edwards as well. If I could ask you to turn to page 16, that’s credit quality and I’ll turn over to Don there.

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

Thanks, Tom. It was very obviously a challenging quarter from a credit quality standpoint. I’ve got several things to cover here, but before I dive into the slides, thought I’d make a couple of overall comments.

Credit strength in the market clearly accelerated during the first quarter and led by the continuing weakness in housing, consumer sentiment and overall economic activity waned during the quarter, impacting nearly all loan categories to varying degrees. Against this backdrop, generally tight credit availability in the market and a weak economic environment that we are expecting will trail into 2009, as both Ken and Tom mentioned, we’re taking steps to significantly build reserves and tighten underwriting standards where appropriate. The housing market disruption has had a wide-spread and profound impact on the financial system and has certainly impacted Wachovia. We’re basically seeing I think two trends in credit quality right now moving from the very benign credit environment which we’ve operated over the last few years.

First, credit tied to housing is experiencing and will experience loss levels that are well in excess of historic norms. While this is having a meaningful impact on Wachovia’s results below loan to values on our first mortgages at origination and the branch oriented delivery of our equity products will help blunt some of the market pain.

The other trend I would characterize as a movement more towards normalized loss levels. Our auto book is experiencing higher costs coming out of a period of low losses. But should continue to outperform the industry. We expect that income producing commercial real estate will show moderate increases in credit costs, reflecting pretty good underlying fundamentals, offset to some extent by a pullback in capital available to the sector, which is driving property prices lower. The same is probably true for the C&I book, the commercial and industrial book. The environment here has been very benign over the last few years and we’re expecting credit costs to trend upward more toward historic norms. Our teams are very focused on aggressively identifying emerging problem loans, downgrading them where appropriate and taking action where we can to mitigate risks.

Let me first begin, dive into the slides by giving you an overview of credit quality results for the quarter. Working from page 16, non-performing assets increased $3 billion from the end of the fourth quarter ending at 1.74% of loans and foreclosed assets. Nearly half of the increase was in the pick a pay portfolio as those MPAs rose $1.6 billion. Additionally, commercial real estate non-performing assets accounted for nearly $800 million of the MPA increase, most of the residential related portion of the portfolio. Commercial non-performs rose a more modest $300 million, with essentially one credit which is mostly well secured, representing about half of that increase. Net chargeoffs were $765 million or 66 basis points for the quarter, with commercial net chargeoffs increasing by $75 million to $237 million or 48 basis points. Commercial real estate tied to housing made up about half of the commercial chargeoffs. Consumer net chargeoffs totaled $528 million or 79 basis points, up $229 million from the fourth quarter. The largest driver of the increase was in the pick a payment portfolio with losses increasing from $93 million in the fourth quarter of ‘07 to $240 million or 79 basis points of loans.

Flipping over to page 17, during the quarter as we mentioned, we significantly increased our loan loss allowance levels by providing $2 billion more than chargeoffs to reflect the increased risk in the housing market and more modest increases in risks in other areas of the portfolio. The period end reserve to credit losses to loan ratio increased to 1.41% from 1.02% in the fourth quarter. The overprovision includes a build-up of reserves of over $1.1 billion one for the pick a payment loan portfolio, about $390 million for other parts of the consumer portfolio and an increase of $165 million in the unassigned reserve.

Turning to page 18, this provides more information about the credit aspects of the consumer real estate portfolio, other than the home equity product loans. Couple of quick notes here, the numbers label traditional mortgage include about $2.8 billion of residential loans held in the corporate and investment bank that were originated initially for distribution through the Vertice mortgage channel. We view these loans as providing an attractive risk return profile after marking them to market and just given the freeze in the marketplace, felt that they were attractive assets to move into held for investment during the quarter. So included in the loans were $253 million of non-performing loans, which have been discounted, and about $253 million of non-performing loans in this pool accounted for most of the $303 million overall increase in non-performing loans. So a little bit of an anomaly in those numbers I wanted to explain.

Also, as noted on the page, we’ve implemented further tightening in our underwriting criteria, and around the housing market and we’ve reflected some of those moves in a subsequent slide. I would also note that included in the $4.6 billion pick a pay non performing assets, we have a little over $600 million in loans where we are working closely with the borrower and have provided some form of a payment modification and where we can and find a willingness and a capacity to pay, obviously we’re working very hard to keep borrowers in homes and help them through temporary disruptions in their cash flows and the early goings of some of our programs look pretty good, even though we’re early on and depending upon the type of modification we’ve made it typically takes at least six months of seasoning before we can move those loans back into a performing status.

Lastly, I would note on this page that we are focused in our efforts to quickly move foreclosed properties related to the pick a pay portfolio as we’ve talked about before and during the quarter, we took in about 1100 homes and the team did a great job of getting over 800 sold during the quarter in a tough time of the year and in a tough market. So we ended the quarter with just over 900 homes in inventory originated through the pick a payment channel and part of this aggressive action basically served to provide the severity that we recognized on average in the first quarter up to about 32% from about 24% in the fourth quarter and I would just also remind people that included in those severities, we have accounted for basically the disposition cost such as the brokerage fees and even costs that are normally accounted for in period costs such as mowing the grass and fixing up the homes.

Slide 19 demonstrates how the pick a pay portfolio and the traditional mortgage portfolios have been performing relative to the industry, based on 90 day past due measures. As you can see, the traditional mortgage portfolio, the line at the very bottom of the page, has been outperforming industry prime and the pick a pay portfolio has continued to track better than — nicely better than industry Alt A and industry option payment ARMs.

Slide 20 represents new information about the three residential mortgage portfolios. Those being the pick a pay portfolio, traditional mortgage and the home equity portfolios. We’ve arrayed the portfolios by state concentrations and provided original average loan to values by those stratifications. We also periodically update our loan to values through an estimation process using automated valuation models where we send our loans out to a third party vendor to get estimates. And so we provided in addition to the original LTVs the estimated updated LTVs as of February. Over on the right hand side of the page, we have also provided original FICO averages and updated FICO and not a lot of movement in those.

Ken and Tom mentioned for the pick a pay in its portfolio we have implemented a new modeling tool which will help us better estimate the outlook for credit costs for this portfolio. And we have chosen to use the OFHEO Index at the MSA level weighted for our loan balances in order to calibrate the correlations of what we were observing in borrower propensity to default to housing price declines, therefore using this as a backdrop for forecasting credit costs. For additional information, we’ve provided a slide in the appendix which outlines our reasoning for using the OFHEO measures versus measures provided by some other well-recognized sources. So the two columns in the middle of the chart basically track the OFHEO change from the peak of the markets to the first — into the first quarter ‘08 which represents the actual OFHEO reported changes through the end of December 2007, at the MSA level. Again, weighted by our portfolio and includes our forecasts for the first quarter of 2008. So that’s essentially actual changes on average weighted by our portfolio at the MSA level. The forecast column represents management’s forecasts for modeling purposes. And the overarching assumption here is that we’re about halfway through the decline in housing prices with the trough expected to occur sometime around the middle of 2009.

Slide 21 provides additional information about the modeling we implemented during the quarter. Given the unprecedented conditions in the housing market, we found that the more traditional forecasting tool that we were using and then trying to tweak by ramping up severities in housing markets just did not adequately capture these emerging trends and the behavior of borrowers. And as housing prices decline and borrowers lose their equity in their homes relative to their first mortgage balances, we are seeing borrowers default at a faster rate than historical trends and other quality measures such as FICO would suggest and we believe that this new approach, this new model better captures these linkages and home price trends and this new analysis and what we’ve been experiencing in the housing market in the first quarter led us to build the allowance by about $1.1 billion for the pick a pay mortgage portfolio.

On page 22, we’ve used the models output to help dimension for investors credit costs we are currently estimating for the pick a payment loan through the end of 2009. We’re currently expecting chargeoffs including first quarter results for all of 2008 at about $1.3 billion to $1.7 billion rising to somewhere in the $2.5 billion range in 2009. In terms of reserves, we expect to continue adding another $800 million to $1 billion in addition to the $1.1 billion, that was added in the first quarter across 2008 and this is in anticipation of the estimated chargeoffs in 2009 so the reserve has a forward look to it. And as you can see, these actions substantially build the loan loss reserves for this product and we currently expect reserves to level out sometime in 2009.

As pointed out on the page, these expectations of course can be impacted by a number of factors and it obviously becomes that much harder to predict the further into the future that you go, but in checking ourselves as to the realism built into the estimates for the 2008 and 2009 model results, they build to a cumulative LIFO portfolio loss estimate of around 7 to 8%, with most all of that occurring in a period of seven to eight years. So one illustration we’ve provided to help frame how you can think about this, at a 7.5% cumulative loss rate, and assuming that as many — again, for illustration purposes, as many as 20% of all the loans in the portfolio defaulted through foreclosure, we would have to experience about a 45% degradation in the original value of the home upon which we lent on average, across that 20% of the defaulted loans, assuming an original loan to value of 75%, which is very much in line with where the Golden West product was originated. Then in addition to all those costs, there would be an amount of about 10% of the loan for disposition purposes. So when we stand back from this and think about that kind of scenario and how the ‘08 and ‘09 numbers build to that sort of scenario in the model, we feel that this is a rather sobering view.

Slide 23 outlines the level of deferred interest which is up somewhat from the end of the fourth quarter from 2.7% of the pick a payment loans to about 3.1%. Deferred interest continues to not be a meaningful factor in driving defaults or losses. Deferred interest associated with MPAs, is only modestly higher than the average portfolio at about 3.8%. Minimum payment usage has remained relatively constant and the amount of loans where the amount of deferred interest exceeds 10% of the loan balance is just less than 20 — I’m sorry, 1% of the loans. We’ve also provided a table here which is new information that shows the deferred balances by estimated current LTVs, again, using that estimation methodology I mentioned earlier, with only about 5% of deferred interest on loans above an estimated current 90% LTV.

Slide 24 just touches on some of the actions we’re taking to tighten underwriting standards in reaction to what’s happening in the housing markets.

Slide 25 provides an overview of our home equity loan and line products portfolio. These continue to perform very well, the trends that we’re seeing in the market. Overall we believe this is because nearly all of the portfolio has been originated through our branch network or through other direct channels. MPAs were up about $90 million for the quarter and chargeoffs rose to $47 million but both are still at very manageable levels and we have forecast into our financial planning purposes and the reserve a continued rise in these costs across the year, but again, we still view these to be at fairly manageable levels.

Slide 26 shows the performance of our home equity products compared to industry data using 50 days past due data and we are confident that this portfolio will continue to perform very well compared to the industry as it has to date.

Flipping over to some information on the auto portfolio on slide 27, credit trends here, as Tom mentioned, were a positive story relative to our expectations entering the quarter, as chargeoff and MPA percentages were essentially unchanged from the fourth quarter. Here again, this portfolio is outperforming the industry and in part because beginning in mid-2006 we began migrating our average originations toward higher quality credits.

An overview of commercial real estate is captured on page 28. The total balances here are up with nearly all of the increase coming in income producing property category that you see and there are also numbers that you have seen before as we have now combined our general bank real estate financial services business with the real estate capital markets business and the corporate investment bank and fall now under the umbrella of the Corporate Investment Bank. The increase also reflects the movement of loans held from held for sale into our corporate and investment bank to held for investment as Tom noted earlier.

Our intense focus on reviewing and managing the residential related portion of the portfolio continued during the first quarter as we expected, the residential related commercial real estate loans were the primary driver for both the increase in non-performs in the segment during the quarter, and the chargeoffs of about $126 million which were up only modestly from the fourth quarter. I’ll point out that of the loans on a non-performing status, roughly 85% of the balances have been individually evaluated and we set up specific impairment reserves within the loan loss allowance for those particular loans.

Slide 29 updates some information we shared before. The residential portion of the portfolio has been done primarily throughout the legacy Wachovia footprint on the East Coast and in the southeastern and southern portions of the country. Florida is the largest geographic concentration in the residential commercial real estate portfolio representing about 30% or so of loans.

Slide 30 provides some geographic information for the total income producing and the residential commercial real estate loan portfolio and hopefully that is helpful.

And then quickly flipping to Slide 31, just to wrap up credit, this slide outlines our commercial and industrial loan book, totaling about $119 billion, which is mostly made up of loans in our general bank middle market business banking oriented portfolios. We have been expecting credit costs to migrate up, again, from very low levels we’ve experienced in the last few years and we are seeing some negative migration and rising credit costs here but as we look out for the remainder of the year at these trends, these trends continue to look very manageable. I will just also point out that and invite you to look at some information we provided in the appendix which is new information and hopefully will be helpful. So Tom?

Tom Wurtz—Wachovia Corporation—CFO

Thanks, Don and I’d ask people to turn to page 32 which is the summary and outlook and it’s relatively brief but what we would expect is that in the second quarter net interest income will grow by approximately 5 to 7% over the first quarter level. And so we’ll have a step-up in net interest income, pretty substantial in the second quarter and from that level it should grow relatively modestly over the remainder of the year. And the reasons for that growth would be we continue to expect modest loan growth will continue to benefit from deposit growth including FDIC sweep balances. We’ll also benefit from the funding that will be provided by the capital raise that we’ve discussed. And also, we positioned ourselves to benefit from lower rates and we’ve been describing that for about the last year and with the substantive changes that have occurred in Fed funds over the course of the first quarter, we now are at those lower rate levels and we’re the beneficiaries of that and we’ve locked rates in pretty much for the remainder of the year so a high degree of confidence as to what the pattern of net interest income will look like.

Just a reminder that our fees remain exposed to net market disruptions and that may result in losses or it may result in gains. Of course, we would have no share repurchase over the remainder of 2008 and again, the target for the capital raise was 7 billion plus the 15% overallotment and then based on lower earnings expectations, driven by the market disruption losses and so forth, we would expect that a tax rate of 28.5 to 29% would probably be good guidance to use at that point. So with that I’ll turn it over to Ken.

Ken Thompson—Wachovia Corporation—CEO

Yes, operator that completes our prepared remarks and we’re open for questions.

Operator

(OPERATOR INSTRUCTIONS). Your first question comes from Jason Goldberg with Lehman Brothers.

Jason Goldberg—Lehman Brothers—Analyst

Thank you, good morning.

Ken Thompson—Wachovia Corporation—CEO

Good morning.

Jason Goldberg—Lehman Brothers—Analyst

Ken, you’ve been I guess consistent in saying, at least up and through your 10-K in late February that you know, felt comfortable with your capital and dividend position. Obviously something’s changed dramatically. We obviously went through February knowing the housing market was stressed. Can you just kind of update us with your thoughts over the subsequent six weeks, and the end of February.

Ken Thompson—Wachovia Corporation—CEO

Yes, Jason. We saw in the results of February and March and our mortgage portfolio deterioration and through that period we really dove deeply into the model that Don was talking about where we were trying to not only look at house price depreciation but also look at behavioral elements and that led us to the conclusion that credit costs were going to be higher in mortgage than we had anticipated. We also had a desire to really try to take a view of the market going forward that was harsh enough that we could be prepared for whatever came along and so that led us to the strategy of significantly increasing our provision expense, which obviously impacted our income statement and at that point we looked at our capital ratios and looked at the economy that is predicted by almost everyone going forward. We simply made a decision that the best thing that we could do for shareholders was to adopt that viewpoint and we decided that raising capital was the right thing to do and then we decided if we were going to raise capital, we ought to really raise capital and have a very conservative balance sheet and so that led to the decision to the $7 billion capital raise and also to reducing the dividend payout and we really sized the dividend payout to the 40 to 50% of cash earnings guidance that we’ve given in the past and we feel comfortable that looking at the way our businesses are performing, that is achievable, in spite of the heightened reserving required on the — on our mortgage book and in fact really across all asset classes.

Jason Goldberg—Lehman Brothers—Analyst

Okay. As a follow-up, I guess, let me just extrapolate in terms of what kind of gives you the confidence that you now have enough capital given how quickly this environment continues to deteriorate?

Ken Thompson—Wachovia Corporation—CEO

Well, I mean, we’re going to be by late ‘09, we’re going to have a tier one ratio that’s just under 9% and we think we’ve taken a, as I said, a harsh view of what could happen going forward and we’ve raised more capital than would be required to be very well-capitalized and to handle losses that would even be higher than what we are forecasting.

Jason Goldberg—Lehman Brothers—Analyst

Thank you.

Operator

Your next question comes from Kevin Fitzsimmons with Sandler O’Neill.

Kevin Fitzsimmons—Sandler O’Neill—Analyst

Good morning, everyone.

Ken Thompson—Wachovia Corporation—CEO

Good morning.

Kevin Fitzsimmons—Sandler O’Neill—Analyst

Could you give a little more detail on — you cited dramatic change in customer behavior or consumer behavior and that led to the decision to cut the dividend, increase capital and so just wondering if you could be particular by — I’m assuming it’s California, but are you talking about people walking away from houses and if you can give any specific examples, thanks.

Ken Thompson—Wachovia Corporation—CEO

I’ll let Don talk specifically but I would just say that what we are seeing is that when equity in the home approaches zero, behavior changes. And that’s what the model tries to do is to then take that behavior along with house price depreciation and factor that into future losses. Don?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

Ken, that’s exactly right. And Kevin, it’s just this pattern almost that somewhere and — I don’t know where the tipping point is, but somewhere when a borrower crosses the 100% loan to value, somewhere north of that and they presumably run into some sort of cash flow bump, whether it’s reduced income or kind of normal things in life that have created past dues before, their propensity to just default and stop paying their mortgage rises dramatically and I mean really accelerates up and it’s almost regardless of how they scored, say, on FICO or other kinds of character, credit characteristics.

It’s difficult on the walk-away part of the question, that is going on, clearly and there’s lots of evidence of that in the market and we see it’s hard to quantify though, from the standpoint of how many of our defaults are just walk-away and the reason is people, they don’t tell you. And so we do our best to try to gauge but that portion of the defaults is just kind of hard to quantify. But that behavior is going on. We’re seeing in our portfolio the most significant declines and defaults activity in California and of course it’s the largest concentration for us in the pick a payment portfolio by far. What I don’t know and I guess we’re just learning over time is whether the same sort of behavioral trends and patterns will spread to other markets or be observed in other markets at the same pace that they have been in California. But in essence, it built our correlations in the model to assume that they do.

Kevin Fitzsimmons—Sandler O’Neill—Analyst

Okay. Great.

Ken Thompson—Wachovia Corporation—CEO

I might just add that you also see evidence of what Don is talking about if you look across our industry and look at credit statistics on equity loans and equity lines. Because there, at many banks, you’re seeing those loans going obviously above 100% loan to value and you’re seeing dramatically increasing default rates and losses.

Kevin Fitzsimmons —Sandler O’Neill—Analyst

Okay. Great. Just one quick follow-up. Can you say whether characterize, Ken, what the discussion is like these days with the regulators and I don’t know if you can comment on that, when your last regulatory exam was but just generally, did that factor in at all in the decision to raise capital now?

Ken Thompson —Wachovia Corporation—CEO

NO.

Kevin Fitzsimmons —Sandler O’Neill—Analyst

Given what we’re hearing about the environment.

Ken Thompson —Wachovia Corporation—CEO

I’m going to ask Don and Tom to speak up on that as well but I can tell you this. We had no regulator at any time approach us and ask us to raise capital to cut our dividend, zero, not one conversation. This was a decision that we made based on our belief that the right thing to do at this point was to take on a lot of capital and get prepared.

Kevin Fitzsimmons —Sandler O’Neill—Analyst

Okay. Great. Thanks.

Operator

Your next question comes from Jonathan Adams with Oppenheimer Capital.

Jonathan Adams —Oppenheimer Capital—Analyst

I guess I had a similar question to the past individual and if I look on page 19 of your presentation, it strikes me that there’s nothing in the 90 day past due trends that would justify the kind of change that you have made in your outlook. You can pick a different — a number of different metrics, whether it’s the dividend in suggesting that over a broad range of scenarios it wouldn’t need to be cut and then five or six weeks later coming to a different conclusion, or it’s some other metrics as well. But it just strikes me as difficult to understand how management’s view of the environment has changed so dramatically.

Don Truslow —Wachovia Corporation—SEVP, Chief Risk Officer

Well, I guess — this is Don. One thing that doesn’t show on the chart is the level of cures between 90 days and further severities and defaults have been dropping. The severities in the market place when we take a house back, it takes a lower price to get homes sold and our outlook is — and as I think everybody has been reading, there is an expectation that there’s a broad accumulation of foreclosed properties that haven’t hit the market yet and perhaps even some shadow foreclosures sitting out there that haven’t emerged as yet. So our concern, looking forward is that — and again, what we’re beginning to see more evidence of and sense more of in the first quarter is that conditions are going to continue to get tougher and there’s an overhang of inventory out there that is going to be costly for the industry to work through.

So on the default rates at 90 days, not a dramatic change in pace but it’s more the roll rates, the propensity to go all the way to foreclosure, the higher severities taken on disposing of properties and then the, just further understanding and recognition that there is an inventory of foreclosed properties building out there that are eventually going to have to get dealt with.

Operator

Your next question comes from Keith Horowitz with Citi.

Keith Horowitz —Citi—Analyst

Hi. I have a question for Don. Since your allowance is so, now, very dependent on changes in home prices, I’m sure you thought about the pros and cons of using the different housing price indices, and was wondering why you decided to use OFHEO rather than Case-Shiller. From what I understand Case-Shiller would be a more conservative estimate and was wondering what your allowance would look like if you used Case-Shiller? Thanks.

Don Truslow —Wachovia Corporation—SEVP, Chief Risk Officer

Good question, Keith. We did look at several different indices. Case-Shiller is confined, I think primarily, to the 20 largest or larger metropolitan areas around the country. It includes loans or houses with loans of all sizes. So jumbo products included and as we sit back and looked at our geographies, our MSAs and our loan type, OFHEO is a broader measure, it tracks the sale of particular houses over time. It does focus on conforming products, so the size of the loans tend to line up pretty closely with the size of the loans in our portfolio and that we don’t have jumbo product in our portfolio.

Additionally, the loans that we have in the pick a pay portfolio began with loan to values in levels of equity on the front end that are very similar to what you would find in a conforming product and so as we back tested, and you can see a little bit of that on page 20, if you look at the, basically the relative change from the original loan to value, again, these are averages, but loan to value shown here to the estimated current loan to value, they track reasonably close with the MSA weighted OFHEO peak to first quarter changes and that’s particularly true when you think about the fact that there is some deferred interest in these balances, so there’s been 2 or 3% say on average degradation in the loan to value since origination from the deferred interest. So kind of rolling all that together, we decided to basically use the OFHEO index for calibrating these correlations in the model. And we fully anticipate and have experience that in certain markets we have seen and will see housing price declines larger than these percentages indicate. But we think that that’s been captured in, again, the calibration.

Keith Horowitz—Citi—Analyst

And just a follow-up, have you given any thought in terms of sensitivity to what the alliance would look like if you did use the Case-Shiller, let’s say, just in California?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

We didn’t — Keith, we didn’t run the model of Case-Shiller, again, because we didn’t think that it really captured the dynamics of our portfolio.

Keith Horowitz—Citi—Analyst

Okay. Thank you.

Operator

Your next question comes from Betsy Graseck with Morgan Stanley.

Betsy Graseck—Morgan Stanley—Analyst

Thanks. Don, just a follow-up on that one. Does the OFHEO include the foreclosures that are going on?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

I’m not sure—?

Betsy Graseck—Morgan Stanley—Analyst

I’m just wondering if the housing values that are being impacted by foreclosures is being represented in the OFHEO Index in your opinion?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

I think they would be in that they’ve — I mean, I have to go back and ask specifically to be really sure, but they would track the change in housing prices, because they do tie to home sales. So much like what’s happening to our portfolio, to the extent that there are a rash of foreclosures taking place in an MSA and it’s driving down the value of homes then I presume that would be reflected in the home sale data that OFHEO is collecting it.

Betsy Graseck—Morgan Stanley—Analyst

Okay, yes because we use Radar Logic which explicitly includes the foreclosures which has been helpful to us at least. On page 21, you’ve got the percentage of the pick a pay portfolio that has got an LTV above 100%, 14%. Is this the first time you’re giving that data?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

It is. We wanted to provide that strata just to, number one, that’s the most stressed stratification in the portfolio. And also just exhibit that we recognize there’s been severe deterioration in several of our markets where we have the pick a pay loans.

Betsy Graseck—Morgan Stanley—Analyst

Is it possible for you to give us some sense as to how rapidly that has been growing, say year on year? And what your expectations are for that portfolio over the next year and-a-half, given your assumptions for the 20% default rates that you’ve indicated.

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

Yes, that is built — there are assumptions built into the model. But Betsy, we haven’t provided them here.

Betsy Graseck—Morgan Stanley—Analyst

I guess I’m just wondering, this 14%, you’re not expecting the entire group to go into default; is that right?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

That would be correct.

Betsy Graseck—Morgan Stanley—Analyst

What’s your recourse to the borrowers who are defaulting?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

Depends on the state. So California is what people refer to as a single action state. If you go through a judicial foreclosure process, my understanding is you can sue the borrower for deficiency once the property has been sold. That’s a cumbersome way though to go through foreclosure and you’re subject to the courts and it takes a long time. A non-judicial foreclosure process is typically a speedier way to get to your property but you lock yourself out of pursuing the borrower for deficiency if you pursue a non-judicial foreclosure. So most of the foreclosures in California are non-judicial and therefore you’ve really got a limited ability to go after the borrower.

Betsy Graseck—Morgan Stanley—Analyst

Okay. And as we get through this, do you anticipate changing any of your other loan asset classes and the reserving policies against them? I’m just wondering, given that you’re changing the pick a pay today, should we — as housing values continue to decline, be expecting some other asset classes that are a function of housing values to change as well? Like the Resi construction or the non-pick a pay mortgage?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

We have included in the $2 billion reserve build for the quarter, only $1.1 billion is related to pick a pay. So the portions that are related to the other consumer portfolios do anticipate particularly in Florida would probably be the kind of the hot spot, in Florida, in the more traditional mortgage product, the declining in housing prices and the higher defaults, and higher losses.

Betsy Graseck—Morgan Stanley—Analyst

Okay.

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

So we are expecting an increase in those credit costs and are providing for those and we’ll provide across the year if things unfold differently than we’re expecting now.

Betsy Graseck—Morgan Stanley—Analyst

Okay. And then just lastly, there was obviously in The Journal last night a price range that was estimated for the capital infusion that you are anticipating getting premarket open. Can you speak to those price points, the 23 or $24 that was mentioned in the paper?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

No. We can’t do that now, Betsy. It’s not a closed transaction. You will learn it soon enough.

Betsy Graseck—Morgan Stanley—Analyst

You’ll give it to us today?

Don Truslow—Wachovia Corporation—SEVP, Chief Risk Officer

I’m sure it will be available today.

Betsy Graseck—Morgan Stanley—Analyst

All right. Okay. Thanks.

Operator

Ladies and gentlemen, we have reached our allotted time for Q&A. I would now like to turn the call back to management for any closing remarks.

Ken Thompson—Wachovia Corporation—CEO

Okay. Again, I just want to thank you all for rallying on very short notice to allow us to lay out both our earnings and the plan that we’ve got in place now to move forward aggressively at Wachovia. We think it’s the right course of action. We think it’s the conservative course of action. And we feel very confident about the underlying businesses at this Company, that they will supply the ability to generate earnings, regardless of the credit cycle or anything that’s going on in the mark-to-market world for us. So as usual, we are available the rest of the day in our IR area to take your questions and we hope you’ll call with those. Thank you.

Operator

Thank you for participating in today’s conference call. You may now disconnect.